EXHIBIT 12.1

STEEL DYNAMICS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Years Ended December 31,
	2017	2016 (1)	2015	2014 (3)	2013
Interest expense, including amortization of debt issuance costs	$134,399	$146,037	$153,950	$137,263	$127,728
Capitalized interest	1,709	2,497	457	2,471	4,592
Fixed charges (a)	136,108	148,534	154,407	139,734	132,320

Income before taxes and before adjustment for
noncontrolling interests	935,235	564,133	(242,117)	164,803	262,830
Amortization of capitalized interest	6,225	6,793	7,194	7,194	6,832
Less capitalized interest	(1,709)	(2,497)	(457)	(2,471)	(4,592)
Adjusted earnings (losses) (b)	$1,075,859	$716,963	$(80,973)	$309,260	$397,390
Ratio of earnings (losses) to fixed charges (b) / (a)	7.90	4.83	Note (2)	2.21x	3.00x
Earnings shortfall (2)			(235,380)

(1)

Adjusted earnings in 2016 of $717.0 million include the $132.8 million of pretax non-cash asset impairment charge related to our Minnesota ironmaking and OmniSource operations.  Without the impact of this non-cash asset impairment charge, 2016 would reflect adjusted earnings of $849.8 million and a ratio of earnings to fixed charges of 5.72x.

(2)

Adjusted losses in 2015 of ($81.0) million are not sufficient to cover fixed charges by $235.4 million. Adjusted losses in 2015 include $428.5 million of pretax non-cash asset impairment charge related to OmniSource goodwill, trade name, property and plant, and other assets. Without the impact of this non-cash impairment charge, 2015 would reflect adjusted earnings of $347.5 million and a ratio of earnings to fixed charges of 2.20x.

(3)

Adjusted earnings in 2014 of $309.3 million include $260.0 million of pretax non-cash asset impairment charge related to Minnesota ironmaking operations property, plant, and equipment. Without the impact of this non-cash asset impairment charge, 2014 would reflect adjusted earnings of $569.3 million and a ratio of earnings to fixed charges of 4.07x.

For purposes of calculating our ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes, extraordinary items and before adjustment for noncontrolling interests, adjusted for the portion of fixed charges deducted from the earnings, plus amortization of capitalized interest. Fixed charges consist of interest on all indebtedness, including capitalized interest, and amortization of debt issuances costs.